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QUICK LAW GROUP PC

1035 PEARL STREET
SUITE 403
BOULDER, CO 80302

Phone: 720.259.3393
Facsimile: 303.845.7315

VIA EDGAR

January 29, 2014

Justin Dobbie, Esq.
Ada D. Sarmento, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Issuer Direct Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed January 29, 2014
File No. 333-193167

Mr. Dobbie and Ms. Sarmento,

Thank you for your comment letter of January 16, 2014 regarding the Registration Statement on Form S-1 of Issuer Direct Corporation (the “Company”).  Based on your comments, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter and the Amendment.
________________________

Consolidated Financial Statements

Note 3: Intangible Assets, page F-9

Selected Pro-Forma Financial Information, page F-10

1.
We note that you include limited pro-forma financial information with respect to your acquisition of PIR.  However, pursuant to Rule 8-05 of Regulation S-X, please include a full set of pro-forma financial statements along with appropriate explanatory footnotes.  In this regard, we note that you filed a full set of pro-forma financial statements with respect to your acquisition of PIR in Exhibit 99.3 to your Form 8-K/A filed on October 8, 2013.  Please include a similarly-prepared set of pro-forma financial statements in the registration statement.  However, the pro-forma financial statements in the registration statement should be for the nine months ended September 30, 2013, not for the six months ended June 30, 2013.  Also, the pro-forma financial statements for the nine months ended September 30, 2013 should be included in the body of the registration statement, not filed as an exhibit.

Response: On pages F-64 through F-67, the Amendment has been revised to include Unaudited Pro Forma Consolidated Income Statements for the nine months ended September 30, 2013 and for the year ended December 31, 2012 along with explanatory footnotes.  The Company notes that an Unaudited Consolidated Balance Sheet as of September 30, 2013 is included on page F-2.

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC